Exhibit No. (a)(5)(B)
To all ESPP Participants:
As you know, the current purchase interval under the Second Amended and Restated 2004 Employee Stock Purchase Plan (the “ESPP”) is scheduled to end on January 31, 2009. It is anticipated that our planned merger with a subsidiary of Roche will happen before that date, although it may not happen for several weeks or months after.
If and when the merger happens, the purchase interval that is running at that time will end immediately prior to the merger, and the ESPP will be terminated. For example, if the merger happens on January 2, 2009, the current purchase interval will end on January 2, 2009; and if the merger happens on February 5, 2009, the current purchase interval will end on January 31, 2009 and the next purchase interval will end on February 5, 2009. Once the ESPP is terminated, there will be no further purchase intervals or offering periods under the ESPP and no additional contributions to the ESPP will be deducted from your paycheck.
If and when the merger happens, the purchase rights you have at that time will be automatically exercised for the number of whole shares of Memory common stock into which your purchase rights may be converted under the ESPP. Each share of Memory common stock purchased for your account on that final purchase date will then be converted into the right to receive, in cash, the price paid per share of common stock in the merger. If you have excess payroll deductions remaining after that final purchase date, the excess amount will be returned to you without interest.
Please direct any questions regarding the termination of the Plan to Jzaneen Lalani or Maxine Wolf. Thanks for your attention to this message.
Jzaneen Lalani